Exhibit 99.1



Third Quarter 2007 Webcast
October 25, 2007

Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on October 25, 2007, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 19, 2007, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alcon.com.

Management Presentation by

Cary Rayment
Chairman, President & CEO

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Business Overview

Cary Rayment
Chairman, President & CEO

Q3 2007 Financial Highlights

		Q3 07	Q3 06	Growth
(dollars in millions, except per share amounts)				
Global Sales		$ **1,335.7**	$ **1,203.8**	**11.0%**
			Constant Currency**	**7.9%**
Net Earnings	**Reported**	$ **415.3**	$ **232.1**	**78.9%**
	Adjusted*	$ **418.7**	$ **324.1**	**29.2%**
Diluted EPS	**Reported**	**1.38**	**0.76**	
	Adjusted*	**1.39**	**1.06**	

* Non-GAAP measures – Adjustments are presented on the reconciliation slides at the end of this presentation and in the press release of Q3 results issued on October 24, 2007.

** Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

Q3 YTD 2007 Financial Highlights

		YTD 07	YTD 06	Growth
(dollars in millions, except per share amounts)				
Global Sales		$ 4,129.9	$ 3,671.7	12.5%
			Constant Currency**	9.9%
Net Earnings	**Reported**	$ 1,209.9	$ 993.4	21.8%
	Adjusted*	$ 1,234.1	$ 987.9	24.9%
Diluted EPS	**Reported**	4.00	3.21	
	Adjusted*	4.08	3.19	

* Non-GAAP measures – Adjustments are presented on the reconciliation slides at the end of this presentation.
** Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

Q3 YTD 2007 Geographic Sales and Growth

Q3 YTD 2007 Sales by Geography



$639.1
+19.7%

$2,025.3
+7.4%

Emerging Markets
15.5%

U.S.
49.0%

Developed International
35.5%

$1,465.5
+17.0%

(dollars in millions)

Key Brand Development
August 2007 YTD U.S. Rx Growth

	Brand Rx Growth %	Market Growth %
Travatan® + Travatan®Z™	24%	9%
Azopt®	15%	7%
Vigamox®	11%	7%
Nevanac®	23%	23%
Patanol® + Pataday™	5%	0%
TobraDex®	2%	4%
Ciprodex®	6%	(4%)

Source: **WK Health**

Pharmaceutical Sales

	2007	2006	Reported Growth	Constant Currency
Q3	$ 547.3	$ 496.7	10.2%	7.5%
YTD	$ 1,735.6	$ 1,531.3	13.3%	11.1%

- **Glaucoma sales growth of 19.0% in Q3 supported by:**
  - **US market share gain with Travatan®ZTM**
  - **Continued international market share gain of Travatan® and DuoTravTM**
  - **Strong growth of Azopt® on a global basis**

- **Allergy sales growth of 14.3% in Q3 due to US market share gain with addition of PatadayTM and the Japanese launch of Patanol®**

- **Anti-infection/inflammation growth of 9.2% in Q3 from global development of key brands like Vigamox® and international growth of Tobradex®**

- **US pharmaceutical growth affected by weak otic season**
  - **US otic market down -9.4% for three months ending August**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Surgical Sales

	2007	2006	Reported Growth	Constant Currency
Q3	$ 585.9	$ 528.7	10.8%	7.5%
YTD	$ 1,799.0	$ 1,621.3	11.0%	8.1%

- IOLs grew 12.3% in Q3 due to global growth in AcrySof® IQ and 35.1% growth in premium lenses

- Infiniti® unit sales grew 16.4% in Q3 due to surgeon acceptance of Ozil® performance

- Viscoelastics, procedure packs, and cataract disposables increased 10+%

- Adoption of higher value 23- and 25-gauge instruments drove 12.2% growth in vitreoretinal surgical business in Q3

- Procedure revenue declined in refractive

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Global Growth in Cataract Products



Percent Growth in Cataract Products – Sept YTD

Consumer Sales

	2007	2006	Reported Growth	Constant Currency
Q3	$ 202.5	$ 178.4	13.5%	10.4%
YTD	$ 595.3	$ 519.1	14.7%	12.3%

- CLC growth from market share gain in U.S. following competitor recall

- U.S. share up 7.0 points vs Q3 06, according to Nielsen

- OPTI-FREE® RepleniSH® brand expansion into international markets

- Systane® franchise sales increased 23.9% globally in Q3 to lead growth in Artificial Tears category

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Financial Review

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Q3 2007 Reported Income Statement Detail

	Reported Q3 07	% of Sales	Reported Q3 06	% of Sales
Gross Profit	$ 1,011.1	75.7%	$ 902.4	75.0%
SG & A	403.8	30.2%	361.1	30.0%
R & D	130.9	9.8%	134.0	11.1%
Intangible Amortization	10.3	0.8%	146.3	12.2%
Operating Income	466.1	34.9%	261.0	21.7%
Other Income	7.0	0.5%	9.8	0.8%
Income Tax	57.8	4.3%	38.7	3.2%
Net Earnings	$ 415.3	31.1%	232.1	19.3%
Diluted EPS	$ 1.38		$ 0.76	

(dollars in millions, except per share amounts)

Adjusted Q3 2007 Income Statement Detail

	Adjusted Q3 07*	% of Sales	Adjusted Q3 06**	% of Sales
Gross Profit	$ 1,014.3	75.9%	$ 921.5	76.5%
SG & A	403.8	30.2%	361.1	30.0%
R & D	128.8	9.6%	134.0	11.1%
Intangible Amortization	10.3	0.8%	20.6	1.7%
Operating Income	471.4	35.3%	405.8	33.7%
Other Income	7.0	0.5%	9.8	0.8%
Income Tax	59.7	4.5%	91.5	7.6%
Net Earnings	$ 418.7	31.3%	324.1	26.9%
Diluted EPS	$ 1.39		$ 1.06	

*Adjusted Q3 2007 excludes the impact of charges related to the reduction in the company's refractive workforce.
**Adjusted Q3 2006 excludes the impact of charges related to the impairment of certain refractive assets.

The adjusted columns contain non-GAAP measures that are provided to help investors better compare results of operations from 2007 to 2006. See reconciliation slides at the end of this presentation.

(dollars in millions, except per share amounts)

Q3 YTD 2007
Reported Income Statement Detail

	Reported Q3 YTD 07	% of Sales	Reported Q3 YTD 06	% of Sales
Gross Profit	$ 3,103.0	75.1%	$ 2,756.8	75.1%
SG & A	1,252.4	30.3%	1,012.6	27.6%
R & D	404.3	9.8%	377.6	10.3%
Intangible Amortization	40.6	1.0%	187.4	5.1%
Operating Income	1,405.7	34.0%	1,179.2	32.1%
Other Income	43.9	1.1%	26.2	0.7%
Income Tax	239.7	5.8%	212.0	5.7%
Net Earnings	$ 1,209.9	29.3%	993.4	27.1%
Diluted EPS	$ 4.00		$ 3.21	

(dollars in millions, except per share amounts)

Adjusted Q3 YTD 2007 Income Statement Detail

	Adjusted Q3 YTD 07*	% of Sales	Adjusted Q3 YTD 06**	% of Sales
Gross Profit	$ 3,130.2	75.8%	$ 2,775.9	75.6%
SG & A	1,252.4	30.3%	1,131.6	30.8%
R & D	402.2	9.7%	377.6	10.3%
Intangible Amortization	31.9	0.8%	61.7	1.7%
Operating Income	1,443.7	35.0%	1,205.0	32.8%
Other Income	43.9	1.1%	26.2	0.7%
Income Tax	253.5	6.2%	243.3	6.6%
Net Earnings	$ 1,234.1	29.9%	987.9	26.9%
Diluted EPS	$ 4.08		$ 3.19	

*Adjusted Q3 YTD 2007 excludes the impact of charges related to the impairment of certain refractive assets and to the reduction of the company's refractive workforce.

**Adjusted Q3 YTD 2006 excludes the impact of the reversal of provisions arising from the settlement of patent litigations and the impact of charges related to the impairment of certain refractive assets.

The adjusted columns contain non-GAAP measures that are provided to help investors better compare results of operations from 2007 to 2006. See reconciliation slides at the end of this presentation.

(dollars in millions, except per share amounts)

Reported Tax Rate vs. "Base" Rate

	Q3 YTD 07	FY 2006	FY 2005
"Base" Effective Tax Rate*	18.0%	21.0%	25.1%
Total Net Impact of "Non-structural" Items	(1.5)%	(4.4)%	(2.5)%
Reported Effective Tax Rate	16.5%	16.6%	22.6%

* "Base" effective tax rate is a non-GAAP measure presented to give investors a better comparison of income tax rates between years.

Balance Sheet Highlights

	9/31/07	12/31/06
Short and Long Term Borrowings	**$ 850.8**	**$ 981.3**
Cash and Cash Equivalents	**$ 826.9**	**$ 1,489.2**
Short term investments	**$ 798.9**	**$ 321.0**
Consolidated S/H Equity	**$ 3,047.2**	**$ 2,913.6**
A/R Change (From 12/31/06)	**14.2%**	**N/A**
Inventory Change (From 12/31/06)	**12.9%**	**N/A**

(dollars in millions)

Net Dollars to Shareholders



Remaining shares approved for repurchase: 3.6 million

* Dividend payout ratio represents dividends as a percentage of prior year's reported net earnings

2007 Full Year Financial Guidance

- **Sales range from $5,510 to $5,540 million**

- **Adjusted EPS* range from $5.30 to $5.35**

- **Excludes charges associated with:**
  - **The impairment of the company's refractive asset**
  - **Acquisition of WaveLight AG and rationalization expenses of the combined refractive operations**

* Non-GAAP measures – Adjustments are presented on the reconciliation slide at the end of this presentation and in the press release of Q3 results issued on October 24, 2007.



Alcon®

Q3 2007 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

			Non-GAAP Adjustment		
		Reported		Refractive Workforce Reduction	Non-GAAP Adjusted*
Sales	$	1,335.7	$	--	$ 1,335.7
Cost of goods sold		324.6		(3.2)	321.4
Gross profit		1,011.1		3.2	1,014.3
Selling, general and administrative		403.8		--	403.8
Research and development		130.9		(2.1)	128.8
Amortization of intangibles		10.3		--	10.3
Operating income		466.1		5.3	471.4
Other income		7.0		--	7.0
Earnings before income taxes		473.1		5.3	478.4
Income taxes		57.8		1.9	59.7
Net earnings	$	415.3	$	3.4	$ 418.7
Diluted EPS	$	1.38	$	0.01	$ 1.39

*The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.

Q3 YTD 2007 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

	Reported		Non-GAAP Adjustment				Non-GAAP Adjusted*
			Impairment Charges		Refractive Workforce Reduction		
Sales	$	4,129.9	$	--	$	--	$ 4,129.9
Cost of goods sold		1,026.9		(24.0)		(3.2)	999.7
Gross profit		3,103.0		24.0		3.2	3,130.2
Selling, general and administrative		1,252.4		--		--	1,252.4
Research and development		404.3		--		(2.1)	402.2
Amortization of intangibles		40.6		(8.7)		--	31.9
Operating income		1,405.7		32.7		5.3	1,443.7
Other income		43.9		--		--	43.9
Earnings before income taxes		1,449.6		32.7		5.3	1,487.6
Income taxes		239.7		11.9		1.9	253.5
Net earnings	$	1,209.9	$	20.8	$	3.4	$ 1,234.1
Diluted EPS	$	4.00	$	0.07	$	0.01	$ 4.08

*The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.

Q3 2006 Non-GAAP Adjustments

(dollars in millions, except per share amounts)	Reported		Non-GAAP Adjustment		Non-GAAP Adjusted*	
			Impairment Charges			
Sales	$	1,203.8	$	--	$	1,203.8
Cost of goods sold		301.4		(19.1)		282.3
Gross profit		902.4		19.1		921.5
Selling, general and administrative		361.1		--		361.1
Research and development		134.0		--		134.0
Amortization of intangibles		146.3		(125.7)		20.6
Operating income		261.0		144.8		405.8
Other income		9.8		--		9.8
Earnings before income taxes		270.8		144.8		415.6
Income taxes		38.7		52.8		91.5
Net earnings	$	232.1	$	92.0	$	324.1
Diluted EPS	$	0.76	$	0.30	$	1.06

*The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.

Q3 YTD 2006 Non-GAAP Adjustments

(dollars in millions, except per share amounts)	Reported		Non-GAAP Adjustment			
			Patent Lawsuits Settlement	Impairment Charges	Non-GAAP Adjusted*	
Sales	$	3,671.7	$ --	$ --	$	3,671.7
Cost of goods sold		914.9	--	(19.1)		895.8
Gross profit		2,756.8	--	19.1		2,775.9
Selling, general and administrative		1,012.6	119.0	--		1,131.6
Research and development		377.6	--	--		377.6
Amortization of intangibles		187.4	--	(125.7)		61.7
Operating income		1,179.2	(119.0)	144.8		1,205.0
Other income		26.2	--	--		26.2
Earnings before income taxes		1,205.4	(119.0)	144.8		1,231.2
Income taxes		212.0	(21.5)	52.8		243.3
Net earnings	$	993.4	$ (97.5)	$ 92.0	$	987.9
Diluted EPS	$	3.21	$ (0.31)	$ 0.29	$	3.19

*The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.